Exhibit 99.1

ASX RELEASE | February 13, 2019 | ASX:PLL; NASDAQ:PLL

Piedmont Announces Additional High-Grade Drill Intercepts At Its Central Property

•	Central property drilling has yielded additional high-grade intercepts, including;

o	19.1m @ 1.65% Li2O in Hole 18-CT-004

o	15.1m @ 1.24% Li2O in Hole 18-CT-009

o	7.8m @ 1.69% Li2O and 4.4m @ 1.73% Li2O in Hole 18-CT-010

o	9.3m @ 1.24% Li2O and 4.3m @ 1.57% Li2O in Hole 18-CT-005

•	Previously-reported Central results included an intercept of 34m @ 1.02% Li2O in hole 18-CT-002

•	3 drill rigs are active on Piedmont’s Core property with initial results expected in coming weeks

•	Results demonstrate the widespread lithium mineralization within the Carolina Tin-Spodumene Belt

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce the results of an additional 8 drill holes completed at its Piedmont Lithium Project (“Project”), which is located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA. These results continue to showcase the potential for additional high-grade lithium mineralization within the TSB, which has remained largely unexplored in the 20+ years since the depletion of the historic mines operated by predecessors of lithium industry leaders Albermarle Corporation and Livent Corporation (formerly FMC Lithium).

All 8 core holes were completed on the Central property. The Company has now reported 11 drill holes from the Central property and has completed an additional 7 core holes which are expected to be reported in the next month.

The Central property is located less than a mile south of Piedmont’s Core property, which hosts a resource of 16.2 million tonnes @ 1.12% Li2O and a completed Scoping Study showing the potential to build a low-cost integrated lithium operation in the USA. Phase 4 drilling continues on the Core property and these results will also be released to the market as they become available over the coming months.

Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased with the results of drilling at the Central property, both in terms of the grades and thicknesses reported and also in the clear demonstration of the potential of the TSB.  The United States Geological Survey undertook a detailed review of the TSB in the 1970s and documented the vast potential of the region at that time.  Drilling is also going very well on our expanded Core property and suffice it to say we believe a significant expansion to our 16.2 Mt maiden resource will be forthcoming mid-year.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
S Corridor
B Corridor
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
Central Property
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Mineralized trend
Potential mineralized trend
Drillholes within resource model
Drillholes with assays reported in this News Release
Completed Phase 4 drillholes assays pending
Planned Phase 4 drillholes
500 m

Figure 1.  Core and Central Properties

Central Property Drilling Discussion

The Company has completed 12 core holes on the Central properties which has defined a northeast trending spodumene bearing pegmatite dike. This dike has been traced for 350 meters along strike and tested to 160 vertical meters below surface.  Drill intercepts range from approximately 5 meters (Hole 18-CT-008) to 34 meters (Hole 18-CT-002 in ASX Announcement dated October 17, 2018). The Company has completed additional core holes on this pegmatite which are expected to be reported to the market in the coming month.   The mineralization remains open in all directions.

X-Ray Diffraction analysis of two samples from Hole 18-CT-002 confirm spodumene is the only primary lithium bearing mineral within the pegmatite. The primary mineralogy is consistent with Piedmont’s Core property being quartz, albite, spodumene, muscovite and microcline.

The Company has also encountered a second dike on the property, approximately 185 meters to the east, the results of which will also be reported in the coming month.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
S
S'
18-CT-011
18-CT-010
19-CT-016
19-CT-014
19-CT-015
18-CT-001
18-CT-009
19-CT-017
18-CT-002
18-CT-003
18-CT-005
19-CT-018
18-CT-004
18-CT-006
19-CT-013
18-CT-007
18-CT-008
19-CT-012
Drillholes with assays reported in this News Release
Drillholes completed and reported
Drillholes completed assays pending
Property boundary
500 m

Figure 2.  Central Property Drill Hole Locations

S
S'
18-CT-005
18-CT-004
19-CT-013
250 m RL
200 m RL
150 m RL
100 m RL
4.39 m @ 1.73% Li2O
7.76 m @ 1.69% Li2O
19.14 m @ 1.65% Li2O
Assays Pending
S
S'
50 m

Figure 3.  Central Property Cross-Section

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

In September 2018 the Company published a Scoping Study for an integrated lithium hydroxide business based on a maiden Mineral Resource estimate of 16.2 million tonnes (“Mt”) grading at 1.12% Li2O which featured a 13-year project life, NPV8 of US$888 million, a US$3,112 per tonne lithium hydroxide operating cost, and a US$193 per tonne spodumene concentrate operating cost.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O. The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1: Drill Core Assay Data

Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
18-CT-004	473208.3	3913458.3	278.6	319.0	-57.3	161.0		129.70	148.84	19.14	1.65
18-CT-005	473168.4	3913483.5	278.2	310.0	-55.8	144.0		72.74	77.13	4.39	1.73
							and	85.78	93.54	7.76	1.69
18-CT-006	473102.9	3913441.5	283.7	310.0	-56.0	166.0		No Significant Intercepts
18-CT-007	473138.1	3913411.1	284.7	312.0	-56.6	121.0		92.70	103.88	11.18	1.01
							including	99.70	102.00	2.30	1.69
18-CT-008	473038.3	3913375.0	283.1	306.0	-56.1	119.0		48.45	53.50	5.05	1.19
18-CT-009	473252.0	3913535.6	275.7	310.0	-52.6	164.0		127.90	143.00	15.10	1.24
18-CT-010	473299.7	3913587.0	275.6	314.0	-55.7	185.0		152.17	156.44	4.27	1.57
							and	166.27	175.62	9.35	1.38
19-CT-011	473255.2	3913623.4	273.4	313.0	-55.6	145.0		73.82	83.08	9.26	1.14
							including	74.7	77.8	3.1	2.1
							and	134.8	139.85	5.05	1.19

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria

Section 1 Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques
>  Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

>  Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

>  Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).

Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
>  Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.

Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>  Method of recording and assessing core and chip sample recoveries and results assessed.

>  Measures taken to maximise sample recovery and ensure representative nature of the samples.

>  Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:

1.    Re-aligning the broken core in its original position as closely as possible.

2.    The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.

3.   The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.

4.   The core was photographed again immediately before sampling with the sample numbers visible.

Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>  Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

> Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.

> The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.

Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.

The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.

All the core from the ten holes reported was logged.

Criteria	JORC Code explanation	Commentary
Sub-sampling techniques and sample preparation
>  If core, whether cut or sawn and whether quarter, half or all core taken.

>  If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.

>  For all sample types, the nature, quality and appropriateness of the sample preparation technique.

> Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.

> Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.

>  Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.

Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).

The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).

A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).

Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals

Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
>  The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

>  For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

>  Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples from the Central drilling were shipped to the SGS laboratory in Lakefield, Ontario.

The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).

The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li for Sunnyside.

The over-range method code for Li >5,000 ppm is GE ICP90A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.

Samples from the Central drill campaign were analysed using GE ICP91A Li only.

Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).

Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).

The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.

Details of CRMs used in the drill program (all values ppm):

CRM	Manufacturer	Lithium	1 Std Dev
GTA-02	Geostats	1715	64
GTA-04	Geostats	9275	213
GTA-09	Geostats	4837	174

Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.

Criteria	JORC Code explanation	Commentary
Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.
Verification of sampling and assaying
>  The verification of significant intersections by either independent or alternative company personnel.

>  The use of twinned holes.

>  Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

>  Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.

CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

No holes were twinned.

Ten-foot rods and core barrels were used, the core was converted from feet to meters.  Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
>  Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

>  Specification of the grid system used.

>  Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.

All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Data spacing and distribution
>  Data spacing for reporting of Exploration Results.

>  Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

>  Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.

Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totalled and divided by the total drill length for the selected samples

Orientation of data in relation to geological structure
>  Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

>  If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
The drill holes were designed and oriented with inclinations ranging from -45 to -55 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.
Sample security	> The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Audits or reviews	> The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.

CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>  Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

>  The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 1,383 acres of surface property and the associated mineral rights from the local landowners.

There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	> Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	> Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>  A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

>  easting and northing of the drill hole collar

>  elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar

>  dip and azimuth of the hole

>  down hole length and interception depth

>  hole length.

>  If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported drill holes are provided in Appendix 1 of this report.
Data aggregation methods
>  In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.

>  Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

> The assumptions used for any reporting of metal equivalent values should be clearly stated.

All intercepts reported are for down hole thickness not true thickness.

Weighted averaging was used in preparing the intercepts reported.

The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.

Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.

Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.

Li% was converted to Li2O% by multiplying Li% by 2.153.

Criteria	JORC Code explanation	Commentary
Relationship between mineralisation widths and intercept lengths
>  These relationships are particularly important in the reporting of Exploration Results.

>  If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.

>  If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -45 and -80

Diagrams
>  Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
Appropriate diagrams, including a drill plan map and cross-section, are included in the main body of this report.
Balanced reporting
>  Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results and available at this time has been provided in this report.
Other substantive exploration data
> Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
Soil sampling and walking magnetometer geophysical surveys have been completed on the Central and property.
Further work
> The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).

> Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

A total of 18 drill holes have been completed on the Central Property, assays are reported for holes 18-CT-004 through 19-CT-011 in this release.  Follow up drill holes will be designed once all assays are received and reported for the remaining 7 drill holes,  These drill holes will further test the newly discovered spodumene pegmatite along strike and downdip, as well as, test other soil anomalies on the property.